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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pemco Aviation Group, Inc.
(Name of Issuer)
Common Stock, $.0001 par value per share
(Title of Class of Securities)
706444106
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	706444106	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Clarium LP, Clarium Capital Management LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		430,440

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		430,440

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	430,440

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

This Amendment No. 3 amends and supplements the Schedule 13G, Amendment No. 2 filed by Clarium Capital Ltd. on March 12, 2004, relating to the Common Stock, $.0001 par value per share of Pemco Aviation Group, Inc., a Delaware corporation. The 415,000 shares reported in the Amendment No. 2 were transferred to Clarium LP from its affiliate Clarium Capital Ltd. on December 31, 2004 as part of a restructuring by Clarium LP’s manager, Clarium Capital Management LLC, an SEC-registered investment adviser. Subsequent non-material transactions by Clarium LP have resulted in holdings of 381,697 shares as of December 31, 2005. Clarium LP is the master fund of Clarium Capital Management LLC and performs substantially the same functions as did Clarium Capital Ltd. before such transfer took place. Further holdings of Clarium Capital Management LLC are reported here in the amount of 48,743 shares owned by certain accounts for which it may be deemed to have beneficial ownership. In Item 3, though this filing is made under Rule 13d-1(d), the “investment adviser” option is indicated in order to reflect without ambiguity Clarium Capital Management LLC’s updated status as an SEC-registered investment adviser.

Item 1(a).	Name of issuer: Pemco Aviation Group, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

1943 North 50th Street
Birmingham, Alabama 35212

Item 2(a).	Names of person filing: Clarium LP

Item 2(b).	Address of principal business office:

555 California Street, Suite 4360
San Francisco, CA 94104

Item 2(c).	Citizenship: Delaware.

Item 2(d).	Title of class of securities: Common Stock, $.0001 par value per share

Item 2(e).	CUSIP No.: 706444106

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☑ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The information in Items 5 through 11 on the cover pages on this Schedule 13G is hereby incorporated by reference.

	(a)	Amount beneficially owned: 381,697 shares.
	(b)	Percent of class: 8.4%.
	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 381,697 shares.
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 381,697 shares.
	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 percent or Less of a Class: Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person: Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 1(a).	Name of issuer: Pemco Aviation Group, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

1943 North 50th Street
Birmingham, Alabama 35212

Item 2(a).	Names of person filing: Clarium Capital Management LLC

Item 2(b).	Address of principal business office:

555 California Street, Suite 4360
San Francisco, CA 94104

Item 2(c).	Citizenship: Delaware.

Item 2(d).	Title of class of securities: Common Stock, $.0001 par value per share

Item 2(e).	CUSIP No.: 706444106

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☑ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The information in Items 5 through 11 on the cover pages on this Schedule 13G is hereby incorporated by reference.

(a) Amount beneficially owned: 48,743 shares.

	(b)	Percent of class: 1.1%.
	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 48,743 shares.
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 48,743 shares.
	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 percent or Less of a Class: Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person: Certain accounts under the management of Clarium Capital Management LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006
CLARIUM LP

	By:	/s/ Peter Thiel

Signature

Peter Thiel

Name

CLARIUM CAPITAL MANAGEMENT LLC

	By:	/s/ Peter Thiel

Signature

Peter Thiel

Name